UNITED  STATES
              SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington, D.C.  20549


                          AMENDMENT NO. 3
                                TO
                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934


                    BENTLEY PHARMACEUTICALS, INC.
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                          (Name of Issuer)

              Common Stock, Par Value $.02 per Share
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                  (Title of Class of Securities)

                             082657107
                    --------------------------
                          (CUSIP Number)

                Michael McGovern, P.O. Box 420528,
                Atlanta, GA 30342, (404) 851-1920
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       (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

                         November 28, 1997
            ---------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           SCHEDULE 13D/A

CUSIP No. 082657107


1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

      MICHAEL McGOVERN


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                 (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

      - 577.400 Shares of common stock
      - 527,000 Class B Redeemable Warrants presently exercisable for 263,500 Shares of common stock

      Total voting power - 840,900 Shares


8     SHARED VOTING POWER


9     SOLE DISPOSITIVE POWER

      840,900 (see Item 7)


10    SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      840,900 (see Item 7)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.96% of common stock presently outstanding; 9.8% inclusive of Warrants (if exercised)

      Note that these calculations do not reflect an increase in the number of outstanding shares of common stock due to the issuance of an unknown number of shares pursuant to the conversion of Class A warrants by third parties.


14    TYPE OF REPORTING PERSON*

      IN


Item 1.    Security and Issuer

           The class of securities to which this Schedule 13D/A relates is the common stock, par value $.02 per share (the "Stock"), of Bentley Pharmaceuticals, Inc., a Florida corporation (the "Company"), whose address is:

                 1 Urban Center, Suite 550
                 4830 West Kennedy Boulevard
                 Tampa, FL  33609

Item 2.    Identity and Background

           a.    Michael McGovern (the "reporting person").

           b.    Business Address:  P.O. Box 420528, Atlanta, Georgia 30342

           c.    Private investor

           d. The reporting person has never been the subject of a criminal proceeding (excluding traffic violations or similar misdemeanors).

           e. The reporting person is not and has never been subject to any judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           Personal funds were used exclusively to effectuate the purchase and exercise of the securities.

Item 4.    Purpose of Transaction

           The Stock acquired by the reporting person has been purchased for investment purposes. The reporting person may make additional purchases or may dispose of some or all of the Warrants and/or Stock owned by him in the future in amounts and at times which have not been determined. The Reporting Person has no present plans with regard to the Company other than to exercise its duty as a director of the Company and as an investor in the Company's securities.
Item 5.    Interest in Securities of the Issuer

           a. The reporting person is presently the beneficial owner of 577,400 shares of common stock (CUSIP No. 082657107) and 527,000 shares of Class B Redeemable Warrants presently exercisable for 263,500 shares of common stock (CUSIP No. 082657115000).

           b. The reporting person has sole voting power and sole power to dispose or direct the disposition of and sole right to receive dividends from or proceeds from the sale of the Stock.

           c. All securities of the Company beneficially owned by the reporting person were originally acquired in open market transactions. In addition to transactions previously reported, 102,000 Class A Redeemable Warrants were acquired on November 28, 1997 in open market transactions. 152,000 Class A Warrants were subsequently redeemed on December 5, 1997 for 152,000 shares of common stock and 152,000 Class B Redeemable Warrants.

           d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

           e.    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits

           There are no exhibits with this Schedule 13D.




                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 9, 1997
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       Date

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                                                    Signature